UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
____________________

HONDO MINERALS CORP. (Name of Subject Company) HONDO MINERALS CORP. (Name of Person Filing Statement) ____________________

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

43813W106 (CUSIP Number of Class of Securities)

William Miertschin
President, CEO, and Director
15303 N. Dallas Parkway, Suite 1050

Addison, Texas 75001

(214) 444-7444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

____________________

WITH COPIES TO: Luke Zouvas Zouvas Law Group 2368 Second Avenue San Diego, CA 92101 (619) 688-1715

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a unsolicited offer.

Important Information

Hondo Minerals (“HMNC”) received a second unsolicited offer from Crown corp Investment Corporation, a Texas corporation (“Purchaser”) to purchase HMNC’s wholly owned subsidiary, Hondo Minerals, Inc., which holds 100% of the HMNC’s assets.. The offer as presented was for an aggregate all cash purchase price of $75,000,000. The unsolicited offer for the outstanding shares of HMNC has not yet commenced. This communication is not a recommendation, an offer to sell or a solicitation of an offer to sell shares of HMNC. At the time the unsolicited offer is commenced, the Purchaser and/or the Parent or one of their affiliates will file a unsolicited offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”) if necessary, and HMNC will file a solicitation/recommendation statement on Schedule14D-9 with respect to the unsolicited offer. Investors and HMNC stockholders are strongly advised to carefully read the unsolicited offer statement (including the offer to purchase, the letter of transmittal and the related unsolicited offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the unsolicited offer. Such materials, when prepared and ready for release, will be made available to HMNC’s stockholders at no expense to them. In addition, at such time HMNC stockholders will be able to obtain these documents for free from the Commission’s website at www.sec.gov.

Press Release

Hondo Minerals Receives a Second Unsolicited Offer to Purchase All of Its Common Stock and Assets

CHLORIDE, AZ, Dec. 11, 2012 /PRNewswire/ - Hondo Minerals Corporation (HMNC) today announces that on Monday, December 11, 2012, Hondo Minerals received a second unsolicited offer from a private investment group to purchase all of the assets of the Company’s wholly owned subsidiary, Hondo Minerals, Inc., which holds 100% of the Company’s assets. The offer as presented was for $75 million in cash. The letter of intent is subject to due diligence by both parties.

The Companies Board of Directors has authorized Hondo's CEO, and CFO, to oversee due diligence, terms, and the preparation of the Definitive Agreements that will govern the proposed transaction. Both parties will use all reasonable efforts to complete the foregoing within the next 60 days.

Bill Miertschin, CEO of Hondo Minerals says, "Hondo is excited that it has received a second unsolicited offer which we are announcing in accordance with regulatory rules.  We look forward to beginning the due diligence process and communicating with our shareholders as news develops."

About Hondo Minerals

Hondo Minerals Corporation is engaged in the acquisition of mines, mining claims and mining real estate in the United States with mineral reserves of precious metals or non-ferrous metals. Hondo owns the Tennessee and Schuylkill Mines in Chloride, Arizona.  The Tennessee Mine operated from the late 1800s until 1947 producing lead, zinc, gold and silver. The Company also owns numerous other mining claims in the U.S. Southwest.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, including the Company's beliefs about its business prospects and future results of operations. The company will file a 14d with the SEC. Some factors that could cause actual results to differ materially include economic and operational risks, changes in anticipated earnings, continuation of current contracts, and other factors detailed in the Company's filings with the Securities and Exchange Commission, including its most recent Forms 10-K and 10-Q. The Company forecasts provided above are dynamic and therefore refer only to this release date. The Company does not undertake to update any forecasts that it may make available to the investing public.

Board Review

The Board of Directors of HMNC, consistent with its fiduciary duties, will review the offer and make a recommendation to the HMNC shareholders.

About Hondo Minerals Corp.

We are a forward-thinking, innovative and dynamic mining Company with headquarters in Addison, Texas. We were incorporated under the laws of the State of Nevada on September 25, 2007. We are engaged in the acquisition of mines, mining claims, and mining real estate in the United States. Its common stock is listed on the Over The Counter Bulletin Board (OTC:HMNC). www.hondominerals.com

About Crowncorp Investment Corporation

Crowncorp Investment Corporation, a corporation duly formed under the laws of the State of Texas in May 2007, has been involved in buying and selling of petroleum, petroleum derivatives, and commodities since its inception. In addition, the Company has expertise across a wide range of activities related to mining and minerals processing including exploration, development, smelting, refining, safety, environmental protection, product stewardship, recycling and research and seeks to enhance shareholder value and seize growth opportunities by acquiring mines and mining claims in the United States.

Forward Looking Statements. Statements made in this release, our website and in our other public filings and releases, which are not historical facts contain “forward-looking” statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may”, “target” and similar expressions. Factors that could cause actual results to differ materially include, but are not limited to, the following: costs, litigation, an economic downturn or changes in the laws affecting our business in those markets in which we operate. There can be no assurance that a merger or other transaction will increase shareholder value. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by us are not guarantees of future performance. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.